FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue November 21, 2011

Item 2:	Date of Material Change:

November 21, 2011

Item 3:	News Release:

News release dated & issued on November 21, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) confirms that it has closed the second and final tranche of the non-brokered private placement, announced in its October 13, 2011 news release, for gross proceeds of $2,119,640.

Item 5:	Full Description of Material Change:

In its second tranche, the Company issued 486,500 Non Flow-Through Units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 Flow-Through Units (“FT Unit”) at $0.22 cents per unit for gross proceeds of $245,740, with each FT Unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32.

In the first tranche of the placement, the Company issued 8,075,452 Flow-Through units at $0.22 per unit for gross proceeds of $1,776,600, as announced in its October 26, 2011 news release.

All securities issued pursuant to the first tranche closing are subject to a hold period expiring February 27, 2012.

All securities issued pursuant to the second tranche closing are subject to a hold period expiring March 22, 2012.

In connection with the closing of both tranches of the financing, the Company has paid finder’s fees of $62,474 in cash. The foregoing is subject to final regulatory approval.

The proceeds from the flow-through portion of the private placement will be used to evaluate and continue the exploration drill program at the River Valley PGM Project located in the Sudbury region of Ontario.

The proceeds from the non flow-through will be used as working capital for the additional projects that the Company currently holds in its portfolio situated in Ontario, British Columbia and Alaska, and for the acquisition of additional platinum group metals and precious metals projects in Canada and the United States.

See the full news release dated November 21, 2011 attached hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-685-8045

Item 9:	Date of Report

November 23, 2011

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PFN Closes 2nd and Final Tranche of Non-Brokered Private Placement

November 21, 2011 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to confirm that it has closed the second and final tranche of the non-brokered private placement, announced in its October 13, 2011 news release, for gross proceeds of $2,119,640.

In its second tranche, the Company issued 486,500 Non Flow-Through Units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 Flow-Through Units (“FT Unit”) at $0.22 cents per unit for gross proceeds of $245,740, with each FT Unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32.

In the first tranche of the placement, the Company issued 8,075,452 Flow-Through units at $0.22 per unit for gross proceeds of $1,776,600, as announced in its October 26, 2011 news release.

All securities issued pursuant to the first tranche closing are subject to a hold period expiring February 27, 2012.

All securities issued pursuant to the second tranche closing are subject to a hold period expiring March 22, 2012.

In connection with the closing of both tranches of  the financing, the Company has paid finder’s fees of $62,474 in cash. The foregoing is subject to final regulatory approval.

The proceeds from the flow-through portion of the private placement will be used to evaluate and continue the exploration drill program at the River Valley PGM Project located in the Sudbury region of Ontario.

The proceeds from the non flow-through will be used as working capital for the additional projects that the Company currently holds in its portfolio situated in Ontario, British Columbia and Alaska, and for the acquisition of additional platinum group metals and precious metals projects in Canada and the United States.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; FSE: P7J)  is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of January, 2011). In special situations, such as our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North Americaʹs newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 100 kms from Sudbury, Ontario.

In addition, PFN is a significant shareholder of Fire River Gold Corp (TSX.V: FAU) which company is developing the Nixon Fork Gold Mine in Alaska, with production having commenced in July 2011. The Company is also a controlling shareholder in Next Gen Metals Inc. (TSX.V: N), whose core project is the Destiny Gold Project near Val d’Or, Quebec.

Pacific North West Capital Corp. is well funded with an experienced management team and has the ability to take advantage of its growing asset base in Platinum Group Metals and precious metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.0 million in working capital and securities and no debt.

Pacific North West Capital Corp. is a member of the International Metals Group of Companies
(www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.